SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1164771

As at August 13, 2004

NORTHERN DYNASTY MINERALS LTD.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: August 13, 2004

Print the name and title of the signing officer under his signature.

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NORTHERN DYNASTY MINERALS LTD.
1020 - 800 W Pender Street
Vancouver BC
V6C 2V6 Canada
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.hdgold.com

NORTHERN DYNASTY COMPLETES $10 MILLION FINANCING

August 13, 2004, Vancouver, BC - Ronald W. Thiessen, President and CEO of Northern Dynasty Minerals Ltd. (TSX Venture: NDM; OTCBB: NDMLF) is pleased to announce that Northern Dynasty has completed the financing announced on June 16, 2004, comprising 2,816,902 units for gross proceeds of $10 million. Each unit consists of one common share and a share purchase warrant exercisable to purchase an additional common share at $4.15 for a one year period. The common shares in the units and the shares issuable on exercise of the warrants will be subject to a four-month resale restricted period.

In respect of the proposed adjustment of the exercise price of 1,375,000 previously issued warrants from $9.00 to $4.65 per share which was announced June 16, 2004, regulatory acceptance was received to re-price only 821,875 of these warrants which re-pricing has now been completed. The re-priced warrants will be subject to an accelerated expiry for 30 days after receiving notice from the Company, if the prevailing share trading price exceeds the revised warrant exercise price by 15% for 10 consecutive trading days or will otherwise expire on their original expiry date of March 16, 2005.

Proceeds from the placement will be directed towards the rapid advancement of the Company's large scale, Pebble gold-copper-molybdenum project, located in southwestern Alaska, USA.

For further details on Northern Dynasty Minerals Ltd., please visit the Northern Dynasty website at www.hdgold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuing availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission.